February 22, 2010

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mellissa Campbell Duru, Special Counsel, Office of Mergers & Acquisitions

Re:	Show Me Ethanol, LLC
Schedule 13E-3
File No. 005-848900

Preliminary Proxy Statement on Schedule 14A
File No. 000-52614

Madam:

This letter on behalf of Show Me Ethanol, LLC (the “Company”) is in response to the oral comment from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) communicated on February 19, 2010, regarding the above-referenced filings.

This letter sets forth the comment of the Staff and sets forth the Company’s response.

1.
It appears that the financial periods in the financial statements presented by Show Me Ethanol, LLC in its preliminary proxy statement are too old  for use in the proxy statement and do not comply with Regulation S-X.  If the exception for the use of third quarter results when year end audited results are not available, afforded in Regulation S-X Rule 3-01(c) is applicable, please explain.

The Company believes the exception in Regulation S-X Rule 3-01(c) does apply.  Specifically, the Company confirms:

•	The Company files annual, quarterly and other reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and all reports due have been filed;
•
For the most recent fiscal year for which audited financial statements are not yet available (fiscal year end 12/31/09) the Company reasonably and in good faith expects to report income attributable to the Company, after taxes but before extraordinary items and cumulative effect of a change in accounting principle; and

•
For one of the two fiscal years immediately preceding the most recent fiscal year (i.e., fiscal 2007 and 2008) the Company reported income, after taxes but before extraordinary items and cumulative effect of a change in accounting principles.  The Company has reported net income of $268,806 in its Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 31, 2008.

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The Company acknowledges the following:

It is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

We appreciate the Staff’s continued review and look forward to hearing from you.

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review, please advise us at your earliest convenience.

/s/  Mr. Richard A. Hanson,
General Manager of Show Me Ethanol, LLC

cc:        Mr. Paul M. William, Bryan Cave LLP